UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

On October 23, 2017, Birks Group Inc. (the “Company”) executed a CAD$85 million (US$67.1 million) senior secured revolving credit facility with Wells Fargo Canada Corporation (“Wells Fargo”). This senior secured revolving credit facility (the “Credit Agreement”) has a five year term maturing on October 21, 2022 and replaces the Company’s US$110 million revolver credit facility and its $31.0 million term loan facility which have been repaid in full. The Credit Agreement also provides the Company with an option to increase the total commitments under the facility by up to CAD$13.0 million (US$10.3 million).

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit 99.1 to this Form 6-K.

On October 26, 2017, the Company issued a press release announcing the execution of the Credit Agreement. A copy of the press release is furnished as Exhibit 99.2 to this Form 6-K.

The information contained in Exhibit 99.2, shall not be deemed “filed” with the U.S. Securities and Exchange Commission nor incorporated by reference in any registration statement filed by the Company under the Securities Act of 1933, as amended.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Credit Agreement dated October 23, 2017
99.2	Press Release dated October 26, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

Date	October 27, 2017	By:	/s/ Miranda Melfi
Miranda Melfi Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Credit Agreement dated October 23, 2017
Exhibit 99.2	Press release dated October 26, 2017